Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

PRESORTED
STANDARD
U.S. POSTAGE
PAID
MINNEAPOLIS, MN
PERMIT NO. 4444